SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MoSys, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

619718109

(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

Leonard Perham

Chief Executive Officer and President

MoSys, Inc.

3301Olcott Street

Santa Clara, California 95054

(408) 418-7500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies to:

Alan B. Kalin

Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street

Palo Alto, California 94304

Telephone: (650) 233-4048

Facsimile: (650) 233-4545

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,929,036	$194.25

*

Estimated solely for purposes of calculating the amount of the filing fee using the Black-Scholes method as of July 22, 2016. The calculation of the transaction valuation assumes that all options to purchase the issuer’s common stock that are eligible for exchange will be exchanged for new replacement options and cancelled pursuant to this offer.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $194.25	Filing Party: MoSys, Inc.
	Form or Registration No.: 005-78033	Date Filed: July 26, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on July 26, 2016 by MoSys, Inc., a Delaware corporation (“MoSys” or the “Company”), relating to an offer to eligible employees of MoSys and its subsidiaries, subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of MoSys’s common stock for fewer replacement stock options with a lower exercise price (the “Offer”).

This Amendment No. 2 if filed by amending only the items of the Schedule TO set forth below.

The information relating to the Offer set forth in the Offer to Exchange filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Exchange”), including all schedules and exhibits thereto, which was previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 2, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Unaffected items in the Schedule TO are not included herein.

Item 1. Summary Term Sheet

Item 1 is amended and supplemented as follows:

Under “Part I. Summary Term Sheet,” the response to question no. 4, “What happens if my service terminates before tendered options are cancelled or the date of grant of the Replacement Options?” is changed to read in its entirety:

If you tender options for exchange under this Offer but before the Offer expires, your service (as an employee) with us terminates for any reason, then your tender will automatically be deemed withdrawn and you will not participate in the option exchange. You will retain your outstanding options in accordance with their current terms and conditions, and you may exercise any vested options during a limited period of time following your termination of service.

The 2010 Plan under which Replacement Options are to be granted requires that individuals receiving a grant must be an employee on the date such grant is made. If you have tendered options for exchange under this Offer and your service with us terminates for any reason before the grant date of the Replacement Option, you will lose all rights to receive any Replacement Options and your surrendered options will be returned to you.  You may exercise any such options that have vested prior to termination during a limited period of time following your termination of service.

If you are currently considered an “at-will” employee, this Offer does not change that status, and your employment may be terminated by us or by you at any time, including before the Offer expires or the tendered options are cancelled, for any reason, with or without cause.

Item 4. Terms of the Transaction; Item 6. Purpose of The Transaction and Plans or Proposal; Item 7. Source and Amount of Funds or Other Consideration.

Under “Part II. Certain Risks of Participating in the Offer — Economic Risks,” the following risk factor discussion is deleted:

If, after the cancellation of your Eligible Options but prior to the grant date of your Replacement Options, you cease being an employee for any reason, including your death, you will have no rights to your Eligible Options and you will not receive any Replacement Options.

Once your Eligible Options are cancelled, they are no longer exercisable and you lose all rights to them. If your Eligible Options are cancelled and thereafter your service is terminated for any reason, including your death, you will not be entitled to the Replacement Options or other consideration in exchange for your cancelled Eligible Options, and you will not be able to reclaim your Eligible Options. However, if your service ends prior to the expiration date of the Offer, your tendered Eligible Options will not be accepted by us and you, or your estate or beneficiaries in the event of your death, will retain them on their current terms and conditions.

Under Part III, Section 6 “Acceptance of Options for Exchange and Issuance of Replacement Options,” the first paragraph is revised to read in its entirety as follows:

Upon the terms and subject to the conditions of this Offer, we expect to accept for exchange all Eligible Options properly tendered and not validly withdrawn before the expiration of the Offer. All options accepted by us pursuant to this Offer will be cancelled as of the date of acceptance, and you will no longer have any rights under those options. We expect to grant Replacement Options promptly after our acceptance of the Eligible Options tendered pursuant to this Offer. You will receive new stock option agreement(s) governing the terms of the Replacement Options granted to you, which we will distribute promptly following the expiration date of the Offer. If the expiration date of the Offer is extended, then the cancellation date and Replacement Option grant date will be similarly extended.

Under Part III, Section 12, “Status of Options Accepted by Us in the Offer; Accounting Consequences of the Offer,” the first paragraph is amended to read:

Eligible Options under the 2010 Plan that we accept for exchange pursuant to this Offer will be cancelled as of the expiration date of the Offer and the shares of common stock subject to them will be used to issue the Replacement Options. All Eligible Options that are surrendered under the Offer will be cancelled promptly upon expiration of the Offer, and the shares underlying such Eligible Options will be added back to the 2010 Plan’s share reserve in accordance with the applicable plan provisions. We then will grant the Replacement Options.

Item 8. Interest in the Securities of the Subject Company.

Under Part III, Section 11, “Interest of Directors and Officers; Transactions and Arrangements Concerning the Options,” the information in the table of beneficial ownership is amended and supplemented as follows:

	Amount and Nature of Beneficial Ownership
Name and Address of Beneficial Owner	Shares Beneficially Owned(1)	Percentage Beneficially Owned	Shares Beneficially Owned under Options
5% Stockholders:
Ingalls & Snyder LLC 1325 Avenue of the Americas New York, NY 10019(2)	15,123,336	22.9%	—
AWM Investment Company 527 Madison Avenue New York, NY 10022(3)	5,822,957	8.8%	—

Directors and Named Executive Officers:

Leonard Perham	2,259,963	3.4%	491,421
Tommy Eng	120,000	*	120,000
Chi-Ping Hsu	120,000	*	120,000
Stephen Domenik	260,000	*	260,000
James Sullivan	339,755	*	295,000
Thomas Riordan	937,333	1.4%	839,583
John Monson	255,107	*	234,650
Michael Miller	124,805	*	101,254
All current directors and executive officers as a group (8 persons)	4,416,963	6.7%	2,461,908

ITEM 12.  Exhibits.

An amended Form of Terms of Election is filed with this Amendment No. 2, as Exhibit (a)(1)(C). The Terms of Election have been amended by deleting the second sentence of term number 8.

Exhibit Number	Description
(a)(1)(A)*	Offer to Exchange Certain Outstanding Options for a Number of Replacement Options, dated July 26, 2016.

(a)(1)(B)*	Forms of Communication from the Company’s Senior Manager, Human Resources to All Eligible Option Holders, dated July 26, 2016.

(a)(1)(C)	Form of Terms of Election (amended).

(a)(1)(D)*	Form of Offer Reminder.

(a)(1)(E)*	Form of Confirmation of Receipt of Election.

(a)(1)(F)*	Screen Short of Stock Option Exchange Website.

(a)(1)(G)

Form of Stock Option Agreement for Employees (incorporated by reference to Exhibit 4.10 to the registration statement on Form S-8 (Commission File No. 333-168358) filed by the Company on July 28, 2010.

(a)(1)(H)*	Form of Presentation to All Eligible Option Holders, dated July 26, 2016.

(a)(1)(I)*	Form of Paper Election Form.

(a)(1)(J)*	Form of Paper Notice of Withdrawal.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	MoSys, Inc. Amended and Restated 2010 Equity Plan (incorporated by reference to Exhibit 4.8 to the Company’s registration statement on Form S-8 (Commission File No. 333-197989)

Exhibit Number	Description
filed August 8, 2014.

(d)(2)

Rights Agreement, dated November 10, 2010, by and between the Company and Wells Fargo Bank, N.A., as Rights Agent (incorporated by reference to the same-numbered exhibit to the Form 8-K filed by the Company on November 12, 2010 (Commission File No. 000-32929)).

(d)(3)	Form of Right Certificate (incorporated by reference to the same-numbered exhibit to the Form 8-K filed by the Company on November 12, 2010 (Commission File No. 000-32929)).

(d)(4)	Summary of Rights to Purchase Preferred Shares (incorporated by reference to the same-numbered exhibit to the Form 8-K filed by the Company on November 12, 2010 (Commission File No. 000-32929)).

(d)(5)

Amendment No. 1 to Rights Agreement, dated July 22, 2011, by and between the Company and Wells Fargo Bank, N.A., as Rights Agent (incorporated by reference to Exhibit 4.2.3 to the Form 8-K, filed by the Company on July 27, 2011 (Commission File No. 000-32929)).

(d)(6)

Amendment No. 2 to Rights Agreement, dated May 18, 2012, by and between the Company and Wells Fargo Bank, N.A., as Rights Agent (incorporated by reference to Exhibit 4.2.4 to the Form 8-K, filed by the Company on May 24, 2012 (Commission File No. 000-32929)).

(d)(7)*	MoSys, Inc. Executive Change-in-Control and Severance Policy.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*Previously filed.

[Remainder of this page intentionally left blank.]

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2016

MOSYS, INC.

By:	/s/ James Sullivan

Name:	James Sullivan

Title:	Chief Financial Officer

INDEX OF EXHIBITS

Exhibit Number	Description

(a)(1)(A)*	Offer to Exchange Certain Outstanding Options for a Number of Replacement Options, dated July 26, 2016.

(a)(1)(B)*	Forms of Communication from the Company’s Senior Manager, Human Resources to All Eligible Option Holders, dated July 26, 2016.

(a)(1)(C)	Form of Terms of Election (amended).

(a)(1)(D)*	Form of Offer Reminder.

(a)(1)(E)*	Form of Confirmation of Receipt of Election.

(a)(1)(F)*	Screen Short of Stock Option Exchange Website.

(a)(1)(G)

Form of Stock Option Agreement for Employees (incorporated by reference to Exhibit 4.10 to the registration statement on Form S-8 (Commission File No. 333-168358) filed by the Company on July 28, 2010.

(a)(1)(H)*	Form of Presentation to All Eligible Option Holders, dated July 26, 2016.

(a)(1)(I)*	Form of Paper Election Form.

(a)(1)(J)*	Form of Paper Notice of Withdrawal.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)

MoSys, Inc. Amended and Restated 2010 Equity Plan (incorporated by reference to Exhibit 4.8 to the registration statement on Form S-8 (Commission File No. 333-197989) filed by the Company on August 8, 2014.

(d)(2)

Rights Agreement, dated November 10, 2010, by and between the Company and Wells Fargo Bank, N.A., as Rights Agent (incorporated by reference to the same-numbered exhibit to the Form 8-K filed by the Company on November 12, 2010 (Commission File No. 000-32929)).

(d)(3)	Form of Right Certificate (incorporated by reference to the same-numbered exhibit to the Form 8-K filed by the Company on November 12, 2010 (Commission File No. 000-32929)).

(d)(4)	Summary of Rights to Purchase Preferred Shares (incorporated by reference to the same-numbered exhibit to the Form 8-K filed by the Company on November 12, 2010 (Commission File No. 000-32929)).

Exhibit Number	Description

(d)(5)

Amendment No. 1 to Rights Agreement, dated July 22, 2011, by and between the Company and Wells Fargo Bank, N.A., as Rights Agent (incorporated by reference to Exhibit 4.2.3 to the Form 8-K, filed by the Company on July 27, 2011 (Commission File No. 000-32929)).

(d)(6)

Amendment No. 2 to Rights Agreement, dated May 18, 2012, by and between the Company and Wells Fargo Bank, N.A., as Rights Agent (incorporated by reference to Exhibit 4.2.4 to the Form 8-K, filed by the Company on May 24, 2012 (Commission File No. 000-32929)).

(d)(7)*	MoSys, Inc. Executive Change-in-Control and Severance Policy.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*Previously filed.